Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Rogers Communications Inc. Announces Consent Payment Extension for Tender Offers and Consent Solicitations
for U.S.$750,000,000 6.375% Senior Notes due 2014 and U.S.$350,000,000 5.500% Senior Notes due 2014

TORONTO, February 11, 2014 – Rogers Communications Inc. (“RCI”) today announced that its wholly-owned subsidiary, Rogers Data Centres Alberta Inc. (“RDCAI”), is extending the period during which holders who tender their (i) 6.375% Senior Notes due 2014 of RCI and Rogers Communications Partnership (CUSIP No. 77531QAD0 / 77531QAC2 / ISIN USC7925HAB27) (the “6.375% Notes”) and (ii)  5.500% Senior Notes due 2014 of RCI (CUSIP No. 77509NAK9 / ISIN US77509NAK90) (the “5.500% Notes” and, together with the 6.375% Notes, the “Notes”) will receive the consent payment of US$2.50 per US$1,000 principal amount of Notes (in addition to the principal amount and accrued and unpaid interest) under RDCAI’s previously announced tender offers and consent solicitations for the Notes.  The consent payment deadline has been extended to 8:00 a.m., New York City time, on February 27, 2014 for the 6.375% Notes. The consent payment deadline has been extended to 8:00 a.m., New York City time, on March 13, 2014 for the 5.50% Notes.  The expiration times of the tender offers remain unchanged.  The tender offer with respect to the 6.375% Notes will expire at 8:00 a.m., New York City time, on February 27, 2014, unless extended or earlier terminated by RDCAI.  The tender offer with respect to the 5.500% Notes will expire at 8:00 a.m., New York City time, on March 13, 2014, unless extended or earlier terminated by RDCAI.  The settlement date with respect to the 6.375% Notes is expected to be on or about February 27, 2014 and the settlement date with respect to the 5.500% Notes is expected to be on or about March 13, 2014.  Under the terms of the tender offers, holders who have previously tendered their Notes can no longer validly withdraw those Notes from the applicable tender offer.

RDCAI reserves the right to further amend, terminate or withdraw the tender offers and consent solicitations, subject to applicable laws.  Notes not tendered and purchased pursuant to the tender offers will remain outstanding, mature on the applicable stated maturity date and be paid on March 3, 2014 (the first business day following the stated maturity of March 1, 2014) for the 6.375% Notes and on March 17, 2014 (the first business day following the stated maturity of March 15, 2014) for the 5.500% Notes, in each case in accordance with their respective terms.

The tender offers and consent solicitations are being made solely by means of the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent.  Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell any of the Notes or any other securities of RCI or its affiliates.  It also is not a solicitation of consents to the proposed amendments to the indentures.  No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating but not limited to the terms and timing of the tender offers and consent solicitations.  There can be no assurance that either of the tender offers and consent solicitations will be completed.  Undue reliance should not be placed on forward-looking information as actual results may differ materially. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers Communications Inc.

Rogers Communications Inc. is a leading diversified Canadian communications and media company.  Rogers Communications Inc. is Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through its wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries, Rogers Communications Inc. is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.  We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).  For further information about the Rogers group of companies, please visit rogers.com.

For further information: please contact: Glenn Brandt (416) 935-3571 glenn.brandt@rci.rogers.com (RCI.A. RCI.B. RCI)